UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
April 15, 2004

Commission File Number 1-31300



EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**76-0517977**
(*State or other jurisdiction of incorporation or organization)*	*(I.R.S. Employer Identification No.)*
1600 Smith Street, Dept. HQSCE **Houston, Texas**	**77002**
(Address of principal executive offices)	*(Zip Code)*

713-324-2639
(Registrant's telephone number, including area code)

Item 12.   Results of Operations and Financial Condition

On April 15, 2004, we issued a press release announcing our financial results for the first quarter of 2004. The press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, ExpressJet Holdings, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPRESSJET HOLDINGS, INC.
(Registrant)

Date: April 15, 2004

/s/ Frederick S. Cromer
Frederick S. Cromer
Vice President and Chief Financial Officer

EXHIBIT INDEX

99.1   Press Release